UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

FXCM Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

302693 106

(CUSIP Number)

David S. Sassoon

c/o FXCM, Inc.

32 Old Slip, New York, NY 10005

(646) 432-2986

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302693 106	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Charlestone Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,150,665
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,150,665
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,665
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 302693 106	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Michel Daher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,150,665
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,150,665
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,150,665
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 302693 106	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 32 Old Slip, New York, NY 10005.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Charlestone Venture Holdings Limited (“Charlestone”) and Michel Daher (each, a “Reporting Person”). Michel Daher is the chief investment officer, director and manager of Charlestone. Abdallah Daher is also a director of Charlestone.

Each of Michel Daher and Abdallah Daher is a citizen of Lebanon. Charlestone is a corporation organized under the laws of the British Virgin Islands. Charlestone’s principal business is investment management. The principal business of Mr. Daher is acting as Chairman of Daher Foods, which is a consumer product company focused on food and beverage industry. Abdallah Daher is Director of Daher Foods, which is a consumer product company focused on food and beverage industry. The principal business address of each of Michel Daher and Abdallah Daher is P.O. Box 241, Ferzol Main Road, Bekaa Valley, Lebanon 1107.

During the last five years, neither of the Reporting Persons nor Abdallah Daher has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none have been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration..

Charlestone and Michel Daher each beneficially owns 7,150,665 units of FXCM Holdings LLC (“FXCM Holdings”). These units were received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Pursuant to an exchange agreement entered into in December 2010 (the “Exchange Agreement”), the Reporting Persons (and certain permitted transferees) may, from and after December 7, 2011 (subject to the terms of the Exchange Agreement), exchange their units of FXCM Holdings for shares of Class A Common Stock of the Issuer on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As a holder exchanges its units of FXCM Holdings, the Issuer's interest in FXCM Holdings will be correspondingly increased. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to the text of Exhibit 1 hereto.

As a result of the Exchange Agreement, the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Class A Common Stock underlying the units of FXCM Holdings reported herein on October 8, 2011, which is the day that is 60 days prior to December 7, 2011.

Item 4.  Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

CUSIP No. 302693 106	13D	Page 5 of 7 Pages

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 15,368,028 shares of the Issuer’s Class A Common Stock outstanding as of November 14, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2011, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings beneficially owned by the Reporting Persons.

(a)  As a result of the Exchange Agreement, Charlestone and Michel Daher may each be deemed to beneficially own a total of 7,150,665 shares of Class A Common Stock (based on the number of shares of Class A Common Stock that may be received in exchange of units of FXCM Holdings) representing 31.8% of the total number of shares of Class A Common Stock outstanding. Charlestone holds all 7,150,665 units of FXCM Holdings directly.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities and individuals identified above as holding the shares of Class A Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither of the Reporting Persons has effectuated a transaction in the class of securities reported during the past sixty days.

(d)  Other than the Reporting Persons, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Charlestone owns one share of Class B common stock (the “Class B Common Stock”) of the Issuer. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder.

The following descriptions are qualified in their entirety by reference to the Exchange Agreement, and the Registration Rights Agreement, both of which are incorporated by reference as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

EXCHANGE AGREEMENT

The information set forth under Item 3 is hereby incorporated by reference.

CUSIP No. 302693 106	13D	Page 6 of 7 Pages

REGISTRATION RIGHTS AGREEMENT

Each Reporting Person who directly holds units in FXCM Holdings is a party to a Registration Rights Agreement entered into on December 1, 2010 pursuant to which the Issuer has agreed to register under the Securities Act of 1933 the exchange of units of FXCM Holdings for shares of Class A Common Stock by each Reporting Person and the other parties to the agreement. In addition, the Demand Committee (as such term is defined) shall have the right to request that the Issuer register the sale of shares of Class A Common Stock held by existing holders of registrable securities and may require the Issuer to make available shelf registration statements permitting sales of shares of Class A Common Stock into the market from time to time over an extended period.  In addition, the parties to the Registration Rights Agreement have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by the Issuer.

Item 7.  Material to Be Filed as Exhibits.

1.	Exchange Agreement, dated as of December 1, 2010, by and among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.	Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

3.	Joint Filing Agreement, dated January 20, 2012 by and among the Reporting Persons (filed herewith).

CUSIP No. 302693 106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2012

CHARLESTONE VENTURE HOLDINGS LIMITED

By:	/s/ Michel Daher
Name: Michel Daher
Title: Director

MICHEL DAHER

/s/ Michel Daher

 EXHIBIT INDEX

1.	Exchange Agreement, dated as of December 1, 2010, by and among FXCM Inc., FXCM Holdings, LLC and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

2.	Registration Rights Agreement, dated as of December 1, 2010, by and among FXCM Inc. and the holders of units of FXCM Holdings LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by FXCM Inc. with the Securities and Exchange Commission on December 7, 2010).

3.	Joint Filing Agreement, dated January 20, 2012 by and among the Reporting Persons (filed herewith).